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                                                                   Exhibit 99(e)


               MPW Founder Withdraws Proposal to Acquire Company

                        Appoints Chief Financial Officer

                      Reports Quarter and Year-End Results

         HEBRON, Ohio, Sept. 27 /PRNewswire/ -- MPW Industrial Services Group, Inc.(Nasdaq: MPWG) announced today that Chairman, Chief Executive Officer and Company founder, Monte R. Black, has withdrawn his previously announced proposal to acquire the Company. Mr. Black advised the Special Committee of the Company's Board of Directors that he withdrew the proposal primarily because he perceived uncertainty in the Company's core businesses due to sluggish customer demand from certain industries. He also expected that the higher than anticipated level of current Company indebtedness, when added to the debt to be incurred to finance the going-private transaction, would adversely impact the Company if the going-private transaction were completed. In addition, Mr. Black advised the Special Committee that he is not considering a new proposal to acquire the Company. Mr. Black stated, "I am firmly committed to the future of MPW and, together with our management team, we'll work tirelessly to improve shareholder value." The Company will continue its efforts to sell its Filtration Management and Facility Support Divisions.

         The Company also announced that Richard R. Kahle has been hired to fill the vacant position of Chief Financial Officer. MPW shares of common stock closed at $6 1/8 in trading yesterday.

         In addition, the Company announced operating results for the fiscal fourth quarter and the fiscal year ended June 30, 2000.

Financial Discussion

         In connection with the Company's anticipated sale of its Filtration Management and Facility Support Divisions (collectively, "Filtration Services"), the Company's consolidated financial statements have been restated to account for Filtration Services as a discontinued operation for all periods presented. Discontinued operations include net sales of $77,942,000 and $59,618,000 in fiscal 2000 and 1999, respectively, and $20,595,000 and $16,551,000 in the fourth quarter of fiscal 2000 and 1999, respectively. Discontinued operations include operating income of $7,649,000 and $6,896,000 in fiscal 2000 and 1999, respectively, and $1,176,000 and $1,848,000 in the fourth quarter of fiscal 2000 and 1999, respectively.

         In connection with the recapitalization of Pentagon Technologies Group, Inc., that was previously announced on July 19, 2000, the Company's fiscal 2000 statement of income and the June 30, 2000 balance sheet includes an accrued loss, net of related tax benefit of $4,348,000, (of which, $921,000 was recorded in the fourth quarter of fiscal 2000) to reduce the Company's investment in Pentagon to 22.3% of Pentagon's equity. Pentagon accounted for $30,921,000 and $12,950,000 of the Company's consolidated revenues and $3,065,000 and $31,000 of the

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Company's consolidated income from operations for fiscal 2000 and 1999, respectively. Pentagon accounted for $7,965,000 and $5,048,000 of the Company's consolidated revenues and $747,000 and $(315,000) of the Company's consolidated income (loss) from operations for the fourth quarter of fiscal 2000 and 1999, respectively.

         As adjusted to reflect discontinued operations, revenues for the fiscal year ended June 30, 2000 increased 32.0 percent to $115,607,000 from $87,579,000 for fiscal 1999. Income from operations for fiscal 2000 increased 28.0 percent to $10,291,000 from $8,039,000 for the year earlier period. Net income for the fiscal year decreased 63.0 percent to $2,553,000, or $0.22 per share from $6,892,000, or $0.60 per share for the year earlier period.

         As adjusted to reflect discontinued operations, revenues for the fourth quarter of fiscal 2000 increased 21.4 percent to $29,428,000 from $24,248,000 in the fourth quarter of fiscal 1999. Income from operations for the quarter decreased 14.1 percent to $2,407,000 from $2,803,000 for the year earlier period. Net income for the quarter decreased 95.1 percent to $108,000, or $0.01 per share from $2,200,000, or $0.19 per share for the year earlier period.

         MPW Industrial Services Group, Inc. is a leading provider of integrated, technically-based industrial cleaning and related facilities support services in North America. MPW offers four principal service lines that are integral to a wide variety of manufacturing processes. These four service lines are industrial cleaning and facility maintenance, industrial filtration management, industrial container cleaning and industrial process water purification.

         The statements contained in this news release that are forward looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, competitive and other market factors, customer purchasing behavior, general economic conditions and other facets of the Company's business operations. Also, the Company's quarterly results of operations may fluctuate as a result of a number of factors including but not limited to the timing of customer activity and weather conditions. Additional information about these and other risks and uncertainties can be found in "Investment Considerations" in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2000; and in other documents the Company files or has filed with the Securities and Exchange Commission. Further information may also be obtained at the Company's Internet site: http://www.mpwservices.com . The Company has scheduled a conference call to discuss the fourth quarter and year-end results on Monday, October 2, 2000 at 10:00 a.m. eastern time. The number for the conference call is 888-222-2994.

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
                           MPW Industrial Services Group, Inc.
                           Consolidated Results of Operations
                  Three and Twelve Months Ended June 30, 2000 and 1999
                          (in thousands, except per share data)

                                 Three Months Ended June 30,        Year ended June 30,
                                     2000           1999            2000          1999
Revenues                           $29,428        $24,248         $115,607      $87,579

Costs and expenses:
  Cost of services                  18,233         14,733           71,455       54,350
  Selling, general
     and administrative
     expenses                        6,430          4,985           25,137       19,134
  Depreciation
     and amortization                2,358          1,727            8,724        6,056
  Total costs
     and expenses                   27,021         21,445          105,316       79,540

Income from operations               2,407          2,803           10,291        8,039
Interest expense, net                1,367            748            4,797        2,568
Loss on sale of
  subsidiary                         1,535             --            7,247           --

Income (loss) from
  continuing operations
  before income taxes                 (495)         2,055           (1,753)       5,471
Provision (benefit)
  for income taxes                    (198)           744             (702)       2,189

Income (loss) from
  continuing operations               (297)         1,311           (1,051)       3,282
Discontinued operations,
  net of income taxes                  405            889            3,604        3,610

Net income                         $   108        $ 2,200         $  2,553      $ 6,892

  Net income (loss)
     per share:
     Continuing
       operations                  $ (0.03)       $  0.12         $  (0.10)     $  0.31
     Discontinued
       operations                  $  0.04        $  0.08         $   0.33      $  0.34

  Net income (loss)
    per share,
    assuming dilution:
    Continuing
       operations                  $ (0.03)       $  0.11         $  (0.09)     $  0.28
    Discontinued
       operations                  $  0.04        $  0.08         $   0.31      $  0.31

    Pro forma weighted
    average shares
    outstanding                     10,929         10,785           10,890       10,734

    Pro forma weighted
    average shares
    outstanding, assuming
    dilution                        11,434         11,478           11,476       11,521

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
                       MPW Industrial Services Group, Inc.
                           Consolidated Balance Sheets
                          As of June 30, 2000 and 1999
                        (in thousands, except share data)
                                                             June 30,
                                                        2000         1999
                            Assets
Current assets:
     Cash and cash equivalents                        $    236     $    318
     Accounts receivable, net                           38,718       35,744
     Inventories                                        14,414        9,044
     Deferred income taxes                               4,104        1,492
     Prepaid expenses                                    1,927        1,868
     Other current assets                                1,268          973
                                                        60,667       49,439

Property and equipment, net                             49,841       41,429

Noncurrent assets:
     Intangibles, net                                   61,099       50,946
     Other assets                                          554          436

Total assets                                          $172,161     $142,250

                         Liabilities
Current liabilities:
     Accounts payable                                 $ 11,591     $  9,968
     Accrued compensation and related taxes              2,420        4,638
     Current maturities of noncurrent liabilities          310          714
     Accrued loss on sale of subsidiary                  7,247           --
     Other accrued liabilities                           6,023        5,846
                                                        27,591       21,166

Noncurrent liabilities:
     Long-term debt                                     83,974       65,475
     Deferred income taxes                               6,143        4,456
     Other                                                 184          312
                                                        90,301       70,243
Minority interest                                        1,200        1,275

Shareholders' equity:
     Preferred stock, $0.01 par value;
     5,000,000 shares authorized;
     no shares issued and outstanding                       --           --

     Common stock, no par value;
     30,000,000 shares authorized;
     10,929,257 and 10,784,945 shares issued
     and outstanding at June 30, 2000
     and 1999, respectively                                109          108

     Additional paid-in capital                         41,461       40,531
     Retained earnings                                  11,499        8,927
                                                        53,069       49,566
     Total liabilities and
         shareholders' equity                         $172,161     $142,250


SOURCE MPW Industrial Services Group, Inc.